UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2025

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐            No ☒

Coca-Cola ANDINA

Earnings Release

4Q24

Coca-Cola

Conference Call Information
Wednesday, January 29, 2025
11:00 am Chile – 09:00 am EST

Dial-IN Participants
U.S.A. 1 (718) 866-4614
Chile: 56 (2) 2840-1484
Additional phone numbers available on the conference call link
Access code: 163263

Webcast
https://mm.closir.com/slides?id=163263

Audio
Available at www.koandina.com
Wednesday, January 29, 2025, following the Conference Call.

January 28, 2025

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter closed with a consolidated Sales Volume of 268.7 million unit cases*, increasing 8.2% regarding the same quarter of the previous year. Transactions* reached 1,460.2 million in the quarter, representing a 7.3% increase regarding the same quarter of the previous year. Accumulated consolidated Sales Volume reached 909.0 million unit cases, representing a 3.0% increase regarding the previous year. Accumulated transactions reached 4,950.5 million, representing a 1.9% increase.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 952,043 million in the quarter, increasing by 23.1% over the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 3,224,233 million, representing a 23.1% increase regarding the previous year.

•	Consolidated Operating Income* reached CLP 142,984 million in the quarter, representing a 9.9% increase over the same quarter of the previous year. Accumulated consolidated Operating Income reached CLP 427,081 million, an increase of 19.5% regarding the previous year.

•	Consolidated Adjusted EBITDA* increased by 14.5% over the same quarter of the previous year, reaching CLP 182,178 million in the quarter. Adjusted EBITDA Margin reached 19.1%, a contraction of 143 basis points regarding the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA reached CLP 578,192 million, which represents an increase of 23.0% regarding the previous year. Adjusted EBITDA Margin for the period reached 17.9%, a contraction of 2 basis points regarding the previous year.

•	Net Income attributable to the owners of the controller for the quarter was CLP 98,596 million, an increase of 22.1% over the same quarter of the previous year. Excluding the effect of a lawsuit that was won in Brazil, which allowed us to recognize a tax credit in the fourth quarter, income attributable to the owners of the controller would have been CLP 78,896 million, a decrease of 2.3% compared to the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 232,663 million, an increase of 35.7% over the previous year.

SUMMARY OF RESULTS – FOURTH QUARTER AND FULL YEAR 2024
(Figures in million CLP)	4Q23	4Q24	Var %	FY23	FY24	Var %
Sales Volume (Million Unit Cases)	248.4	268.7	8.2%	882.6	909.0	3.0%
Net Sales	773,552	952,043	23.1%	2,618,437	3,224,233	23.1%
Operating Income*	130,138	142,984	9.9%	357,337	427,081	19.5%
Adjusted EBITDA*	159,070	182,178	14.5%	470,108	578,192	23.0%
Net income attributable to the owners of the controller	80,740	98,596	22.1%	171,441	232,663	35.7%

Comment of the Chief Executive Officer. Mr. Miguel Ángel Peirano

"We closed the fourth quarter of 2024 with very solid financial results, as we had in the previous quarters of the year. Adjusted consolidated EBITDA reached CLP 182,178 million, a 14.5% year-over-year growth, driven by local currency adjusted EBITDA growth in Brazil (9.4%), Chile (5.2%) and Paraguay (1.8%), and by the translation effect. In Argentina, adjusted EBITDA in local currency decreased by 7.1%, reflecting a significant improvement over previous quarters, which makes us optimistic about 2025.

Sales volumes also showed a positive performance in the quarter, growing in all 4 operations. Consolidated sales volume reached 268.7 million unit cases, an 8.2% increase over the same period of the previous year, with Paraguay growing 12.0%, Chile 8.6%, Brazil 8.1% and Argentina 6.2%. Excluding sales to Coca-Cola Femsa as a result of flood damage to one of its Brazilian plants, consolidated volume reached 264.7 million unit cases, an increase of 6.6% over the previous year, with Brazil growing by 8.0%, Paraguay by 6.7% and Argentina by 0.9%.

Our company values both financial results and sustainability† achievements, which are fundamental pillars of our purpose. In 2024, we achieved significant milestones that demonstrate our commitment to the environment and social responsibility. In December we were ratified in the Dow Jones Chile Index for the ninth year in a row, as well as the Dow Jones Sustainability Index MILA Pacific Alliance for the eighth year in a row. These accolades highlight our dedication and perseverance, establishing us as the best-ranked Chilean company in our industry and one of the top five globally. We'd also like to point out that we made our commitment to establish a carbon emissions reduction target for 2030 public this year by signing a commitment letter with the Science Based Targets Initiative (SBTi), and we're currently validating targets for all three scopes. During 2024, we completed two significant projects that reaffirmed our commitment to sustainability. We opened the ReCiclar plant in Chile in August, in collaboration with Coca-Cola Embonor, to produce recycled food-grade resin that will be incorporated into our bottles beginning in 2025, preventing thousands of tons of plastic from ending up in landfills. In November, we reopened our plant in Mendoza, Argentina, with a modern production line for returnable bottles. This initiative, with an investment of about USD 40 million, not only reaffirms our commitment to Argentina and its returnability, but also helps us reduce costs and our carbon footprint. Regarding soft drink returnability, we closed the year with 45.3% in Argentina, 40.0% in Paraguay, 39.8% in Chile, and 23.3% in Brazil, all of which were consistent with the previous year, placing us among the top bottlers in the system globally in terms of this indicator.

* The definitions used can be found in the Glossary on page 16 of this document.

COCA-COLA ANDINA
4Q24 EARNINGS RELEASE
www.koandina.com

We also continued to optimize processes to reduce our water consumption, finishing the year with a ratio of 1.64 liters of water withdrawn for every liter of beverage produced, with the implementation of effluent water treatment and recovery projects in Chile and Brazil standing out.

Our work also focuses on clean and renewable energy. In June, we signed a seven-year agreement with Pampa Energía, an energy supplier, in Argentina to integrate wind energy into the operations of the Coca-Cola Andina plants in Córdoba, Trelew, Bahía Blanca and Andina Empaques. Consequently, at a consolidated level, over 44% of our total energy consumption in 2024 came from renewable sources.

We anticipate a capital expenditure of approximately USD 240 million by 2025. A significant portion of this amount will be used to support our customers by investing in returnable containers and cases and installing cold equipment at points of sale that need it. Also, in Brazil, we will invest in a new mineral water production line and complete the investment in a multi-category line in Duque de Caxias, which will enable us to produce beer among other products. In Paraguay, we will invest in a line for returnable glass bottles. It is important to mention that the Capex 2025 estimate is under constant evaluation and monitoring, and may vary depending on the macroeconomic conditions of the countries in which we operate, among other considerations."

† The sustainability information includes Embotelladora Andina S.A. and its main subsidiaries (Coca-Cola Andina Argentina, Coca-Cola Andina Brazil, Coca-Cola Andina Chile and Paresa).

BASIS OF PRESENTATION

Figures in the following analysis are expressed in accordance with IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2023 are nominal.

Since Argentina has been classified as a Hyperinflationary economy, pursuant to IAS 29, translation of figures from local to reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Local currency figures for both 2024 and 2023 referred to in the Argentina sections are expressed in December 2024 currency.

Finally, a devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies regarding the Chilean peso has a negative impact upon consolidating figures.

When we refer to "Argentina", it includes our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", it includes the operation in Chile of Embotelladora Andina S.A., as well as its subsidiaries VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

CONSOLIDATED RESULTS: 4th Quarter 2024 vs. 4th Quarter 2023

(Figures in million CLP)	4Q23	4Q24	Var %
Net Sales	773,552	952,043	23.1%
Operating Income	130,138	142,984	9.9%
Adjusted EBITDA	159,070	182,178	14.5%
Net income attributable to the owners of the controller	80,740	98,596	22.1%

COCA-COLA ANDINA
4Q24 EARNINGS RELEASE
www.koandina.com

During the quarter, consolidated Sales Volume was 268.7 million unit cases, which represented an increase of 8.2% compared to the same period of 2023, explained by the increase in volume in all the countries where we operate. The Non-Alcoholic Beverages Segment represented 94.9% of consolidated Sales Volume and grew 8.8%, explained by the growth in all the countries where we operate. The Alcoholic Beverages Segment represented 5.1% of total volume and decreased 1.3%, explained by the volume decrease in Brazil and Argentina, partially offset by the volume increase in Paraguay and Chile. Transactions reached 1,460.2 million during the quarter, an increase of 7.3% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 952,043 million, an increase of 23.1%, explained by revenue growth in the four countries in which we operate, as well as the effect of translating figures from Argentina's local currency to the reporting currency, which was partially offset by the effect of translating figures from our Brazilian subsidiary to the reporting currency. We continue to make steady progress on our digital transformation agenda. Our B2B platform continues to grow consistently in transactions across our operations. Approximately 61% of the Company's total revenues came from our digital platforms in the quarter, representing an increase of 27.5 percentage points versus the same quarter last year. In addition, our customer satisfaction levels, as measured through the Net Promoter Score, stood at around 55% in December 2024.

Consolidated Cost of Sales increased 23.4%, which is mainly explained by (i) the effect of translating figures from our Argentine subsidiaries to the reporting currency, (ii) the increase in sales volumes, (iii) a higher cost of Pet resin in Brazil and Paraguay, and (iv) the effect of the devaluation of local currencies on our dollarized costs. This was partially offset by (i) the effect of translating figures from our Brazilian subsidiary to the reporting currency, and (ii) a lower cost of sugar in Argentina and Brazil.

Consolidated Distribution Costs and Administrative Expenses increased 31.7%, which is mainly explained by (i) the effect of translating figures from our Argentine subsidiary to the reporting currency, (ii) higher distribution expenses due to higher volumes sold, (iii) higher marketing expenses in Brazil and Paraguay, and (iv) lower other operating income in Brazil and Paraguay. This was partially offset by (i) the effect of translating figures from our Brazilian subsidiary to the reporting currency, (ii) lower labor costs in Argentina, and (iii) lower marketing expenses in Argentina and Chile.

The aforementioned effects led to a consolidated Operating Income of CLP 142,984 million, an increase of 9.9%. Operating Margin was 15.0%.

Consolidated Adjusted EBITDA reached CLP 182,178 million, increasing by 14.5%. Adjusted EBITDA margin was 19.1%, a contraction of 143 basis points.

Net income attributable to the owners of the controller for the quarter was CLP 98,596 million, an increase of 22.1%, and Net Margin reached 10.4%, a contraction of 8 basis points.

ARGENTINA: 4th Quarter 2024 vs. 4th Quarter 2023

	4Q23	4Q24	Var %	4Q23	4Q24	Var %
	(Figures in million CLP)			(Figures in million ARS of December 2024)
Net Sales	129,595	252,408	94.8%	260,519	261,411	0.3%
Operating Income	18,683	30,450	63.0%	37,558	31,536	-16.0%
Adjusted EBITDA	24,169	43,559	80.2%	48,586	45,112	-7.1%

Sales volume in the quarter increased 6.2%, reaching 56.8 million unit cases, explained by the increase in the Soft Drinks and Waters categories, partially offset by the decrease in the Juices and other non-alcoholic beverages and Beer and other alcoholic beverages categories. Transactions totaled 253.3 million, an increase of 0.3%.

Net Sales amounted to CLP 252,408 million, an increase of 94.8%. In local currency, they increased 0.3%, which was mainly explained by the aforementioned increase in volume, partially offset by the decrease in the average revenue per unit case sold, which is explained by the lower average price of exports to Coca-Cola Femsa in Brazil.

COCA-COLA ANDINA
4Q24 EARNINGS RELEASE
www.koandina.com

Cost of Sales increased 109.5%, while in local currency it increased 7.9%, which is mainly explained by (i) the higher sales volume, and (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs. This was partially offset by (i) a lower cost of concentrate, and (ii) a lower cost of sugar.

Distribution Costs and Administrative Expenses increased 87.8% in the reporting currency, while in local currency they decreased 3.3%, which is mainly explained by (i) lower labor expenses, and (ii) higher other operating income classified under this item. This was partially offset by higher distribution expenses.

The aforementioned effects, as well as the effect of translating figures into the reporting currency, led to an Operating Income of CLP 30,450 million, an increase of 63.0% compared to the same period of the previous year. Operating Margin was 12.1%. In local currency Operating Income decreased 16.0%.

Adjusted EBITDA amounted to CLP 43,559 million, an increase of 80.2%. Adjusted EBITDA margin was 17.3%, a contraction of 139 basis points. Adjusted EBITDA in local currency decreased 7.1%.

BRAZIL: 4th Quarter 2024 vs. 4th Quarter 2023

	4Q23	4Q24	Var %	4Q23	4Q24	Var %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	243,604	253,094	3.9%	1,349	1,535	13.9%
Operating Income	41,705	40,440	-3.0%	231	245	6.2%
Adjusted EBITDA	49,284	49,200	-0.2%	273	298	9.4%

Sales volume for the quarter reached 96.0 million unit cases, an increase of 8.1%, explained by the increase in the Soft Drinks and Juices and other non-alcoholic beverages categories, partially offset by the decrease in the Water and Beer and other alcoholic beverages categories. The Non-Alcoholic Beverages segment represented 99.1% of total sales volume, and grew by 9.2%, which was explained by the growth of the Soft Drinks and Juices and other non-alcoholic beverages categories, partially offset by the decrease in the Water category. The Alcoholic Beverages Segment represented 0.9% of total volume and decreased by 51.2%, explained by the decrease in the Beer category, partially offset by the increase in the Other Alcoholic Beverages category. Transactions amounted to 503.5 million, representing an increase of 6.0%.

Net Sales amounted to CLP 253,094 million, an increase of 3.9%. In local currency, Net Sales increased 13.9%, which was mainly explained by the aforementioned volume increase and the increase in the average revenue per unit case sold. Net Sales of the Non-Alcoholic Beverages segment increased 17.2% in local currency, representing 97.2% of total sales. Net Sales of the Alcoholic Beverages Segment decreased 42.7% in local currency, representing 2.8% of total sales.

Cost of sales increased 2.8%, while in local currency it increased 12.6%, which is mainly explained by (i) the higher sales volume, (ii) the effect of the devaluation of the Brazilian real on our dollarized costs, (iii) a higher cost of concentrate due to price increases, and (iv) a higher cost of Pet resin. This was partially offset by a lower cost of sugar.

Distribution and Administrative Expenses increased 12.6% in the reporting currency. In local currency, they increased 23.6%, which is mainly explained by (i) higher marketing expenses, (ii) higher distribution expenses, due to higher volumes sold, and (iii) lower other operating income classified under this item.

The aforementioned effects, as well as the effect of translating figures to the reporting currency, led to an Operating Income of CLP 40,440 million, a decrease of 3.0%. Operating Margin was 16.0%. In local currency, Operating Income increased 6.2%.

Adjusted EBITDA was CLP 49,200 million, a decrease of 0.2% compared to the previous year. Adjusted EBITDA Margin was 19.4%, a contraction of 79 basis points. In local currency, Adjusted EBITDA increased 9.4%.

COCA-COLA ANDINA
4Q24 EARNINGS RELEASE
www.koandina.com

CHILE: 4th Quarter 2024 vs. 4th Quarter 2023

	4Q23	4Q24	Var %
	(Figures in million CLP)
Net Sales	332,474	364,914	9.8%
Operating Income	54,183	56,335	4.0%
Adjusted EBITDA	66,340	69,823	5.2%

During the quarter, Sales Volume reached 90.4 million unit cases, an increase of 8.6%, explained by the increase in all categories. The volume of the Non-Alcoholic Beverages Segment represented 86.6% of total Sales Volume, and grew 9.7%, which was explained by the increase in all categories of the segment. The volume of the Alcoholic Beverages Segment represented 13.4% of total Sales Volume, and grew by 1.9%, explained by the increase in all categories of the segment. Transactions reached 548.8 million, representing an increase of 11.0%.

Net Sales reached CLP 364,914 million, an increase of 9.8%, which is mainly explained by the aforementioned increase in volume and to a lesser extent by the increase in the average revenue per unit case sold, as a result of price increases. Net Sales of the Non-Alcoholic Beverages segment increased 11.1%, representing 75.2% of total sales. Net Sales of the Alcoholic Beverages Segment increased 5.8%, representing 24.8% of total sales.

Cost of Sales increased 11.9%, which is mainly explained by (i) higher sales volume, (ii) higher sugar cost, and (iii) the devaluation of the Chilean peso which has a negative effect on dollar-denominated costs. This was partially offset by (i) a lower cost of concentrate, and (ii) a lower cost of Pet resin.

Distribution Costs and Administrative Expenses increased 7.7%, which is mainly explained by (i) a higher distribution expense due to higher sales volumes, and (ii) a higher cost of labor and services provided by third parties. This was partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of CLP 56,335 million, 4.0% higher when compared to the previous year. Operating Margin was 15.4%.

Adjusted EBITDA reached CLP 69,823 million, an increase of 5.2%. Adjusted EBITDA Margin was 19.1%, a contraction of 82 basis points.

PARAGUAY: 4th Quarter 2024 vs. 4th Quarter 2023

	4Q23	4Q24	Var %	4Q23	4Q24	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	69,230	84,428	22.0%	572,666	684,552	19.5%
Operating Income	18,869	19,677	4.3%	156,560	159,430	1.8%
Adjusted EBITDA	22,662	23,597	4.1%	187,934	191,272	1.8%

During the quarter, Sales Volume reached 25.6 million unit cases, an increase of 12.0%, explained by the volume increase in all categories. Transactions reached 154.6 million, an increase of 11.0%.

Net sales amounted to CLP 84,428 million, an increase of 22.0%. In local currency, Net Sales increased 19.5%, which was mainly explained by the aforementioned increase in volume and a higher average revenue per unit case sold.

Cost of Sales in the reporting currency increased 27.5%. In local currency, it increased 25.0%, which is mainly explained by (i) the higher volume sold, (ii) the devaluation of the local currency that affects our dollarized costs, (iii) a higher cost of Pet resin, and (iv) the shift in the mix towards higher unit cost products.

COCA-COLA ANDINA
4Q24 EARNINGS RELEASE
www.koandina.com

Distribution Costs and Administrative Expenses increased 32.4%, and in local currency they increased 30.4%. This is mainly explained by (i) a higher cost of labor and services provided by third parties, (ii) lower other operating income classified under this item, (iii) higher marketing expenses, and (iv) higher distribution costs, due to higher volume sold and higher tariffs.

The aforementioned effects, as well as the effect of translating figures into the reporting currency, led to an Operating Income of CLP 19,677 million, 4.3% higher when compared to the previous year. Operating Margin reached 23.3%. In local currency Operating Income increased 1.8%.

Adjusted EBITDA reached CLP 23,597 million, an increase of 4.1%, and Adjusted EBITDA Margin was 27.9%, a contraction of 479 basis points. In local currency, Adjusted EBITDA increased 1.8%.

ACCUMULATED RESULTS: FY 2024 vs. FY 2023

Consolidated Results

(Figures in million CLP)	FY23	FY24	Var %
Net Sales	2,618,437	3,224,233	23.1%
Operating Income	357,337	427,081	19.5%
Adjusted EBITDA	470,108	578,192	23.0%
Net income attributable to the owners of the controller	171,441	232,663	35.7%

Consolidated Sales Volume was 909.0 million unit cases, which represented an increase of 3.0% compared to the same period of 2023, mainly explained by the volume increase in the Brazilian, Paraguayan and Chilean operations, partially offset by the volume decrease in the Argentine operation. The Non-Alcoholic Beverages Segment represented 94.9% of consolidated Sales Volume and grew 3.2%, explained by the increase in the Segment in Brazil, Paraguay and Chile, partially offset by the decrease in Argentina. The Alcoholic Beverages Segment represented 5.1% of total volume and decreased 1.2%, which was mainly explained by the reduction of the Segment's volume in the Brazilian, Argentine and Chilean operations, partially offset by the growth in the Paraguayan operation. Transactions amounted to 4,950.5 million, an increase of 1.9%. Consolidated Net Sales reached CLP 3,224,233 million, an increase of 23.1%.

Consolidated Cost of Sales increased 21.4%, which is mainly explained by (i) the effect of translating figures from our foreign subsidiaries to the reporting currency, (ii) higher sales volumes in Brazil and Paraguay, (iii) higher sugar costs, (iv) higher labor costs in Argentina, and (v) the effect of the devaluation of local currencies on our dollarized costs. This was partially offset by (i) lower sales volume in Argentina, (ii) lower concentrate cost in Argentina and Chile, and (iii) lower Pet resin cost in Chile.

Consolidated Distribution Costs and Administrative Expenses increased 29.2%, which is mainly explained by (i) the effect of translating figures from our foreign subsidiaries to the reporting currency, (ii) higher marketing expenses in Brazil and Paraguay, (iii) higher labor expenses in Brazil, Chile and Paraguay, and (iv) higher distribution expenses in Brazil, Chile and Paraguay, and (v) lower other operating income that are classified under this item. This was partially offset by (i) lower distribution costs in Argentina, due to lower volumes sold, and (ii) lower labor costs in Argentina.

The aforementioned effects led to a consolidated Operating Income of CLP 427,081 million, an increase of 19.5%. Operating Margin was 13.2%.

Consolidated Adjusted EBITDA reached CLP 578,192 million, an increase of 23.0%. Adjusted EBITDA Margin was 17.9%, a contraction of 2 basis points.

Net Income attributable to the owners of the controller was CLP 232,663 million, an increase of 35.7%, and net margin reached 7.2%.

COCA-COLA ANDINA
4Q24 EARNINGS RELEASE
www.koandina.com

Argentina

	FY23	FY24	Var %	FY23	FY24	Var %
	(Figures in million CLP)			(Figures in million ARS of December 2024)
Net Sales	460,338	798,447	73.4%	925,399	826,925	-10.6%
Operating Income	62,960	79,972	27.0%	126,566	82,825	-34.6%
Adjusted EBITDA	86,016	127,926	48.7%	172,915	132,489	-23.4%

Sales volume decreased 11.1%, reaching 172.6 million unit cases, explained by the decrease in volume in all categories. Transactions amounted to 791.9 million, a decrease of 14.5%.

Net Sales amounted to CLP 798,447 million, an increase of 73.4%, while, in local currency, Net Sales decreased 10.6%, which was mainly explained by the aforementioned decrease in volume, partially offset by the increase in the average revenue per unit case sold.

Cost of Sales increased 82.6%. In local currency, it decreased 5.9%, which is mainly explained by (i) the lower sales volume, and (ii) a lower cost of concentrate. This was partially offset by (i) a higher labor cost, (ii) the devaluation of the local currency over dollarized costs, (iii) a higher cost of Pet resin, and (iv) a higher cost of sugar.

Distribution Costs and Administrative Expenses increased 78.1% in the reporting currency. In local currency, these decreased 8.2%, which is mainly explained by (i) a lower labor cost, and (ii) a lower distribution cost due to the lower sales volume.

The aforementioned effects, as well as the effect of translating figures into the reporting currency, led to an Operating Income of CLP 79,972 million, an increase of 27.0%. Operating Margin was 10.0%. In local currency, Operating Income decreased 34.6%.

Adjusted EBITDA reached CLP 127,926 million, an increase of 48.7%. Adjusted EBITDA Margin was 16.0%, a contraction of 266 basis points. Adjusted EBITDA in local currency decreased 23.4%.

Brazil

	FY23	FY24	Var %	FY23	FY24	Var %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	745,383	909,678	22.0%	4,404	5,194	17.9%
Operating Income	108,705	155,053	42.6%	638	883	38.3%
Adjusted EBITDA	140,090	191,442	36.7%	825	1,090	32.1%

Sales volume increased 12.9%, reaching 339.8 million unit cases, explained by the volume increase in the Soft Drinks, Waters and Juices and other non-alcoholic beverages categories, partially offset by the decrease in the Beer and other alcoholic beverages category. The Non-Alcoholic Beverages Segment represented 98.7% of total sales volume, and grew by 13.7%, which was explained by the growth of all the Segment's categories. The Alcoholic Beverages Segment represented 1.3% of total volume and decreased by 24.3%, which was explained by the decrease in the Beer category, partially offset by the increase in the Other Alcoholic Beverages category. Transactions amounted to 1,787.8 million, an increase of 8.9%.

Net Sales reached CLP 909,678 million, an increase of 22.0%. In local currency, Net Sales increased 17.9%, due to the aforementioned increase in volume and, to a lesser extent, to a higher average price as a result of the price increases we have implemented. Net Sales of the Non-Alcoholic Beverages segment increased 20.3% in local currency, representing 96.2% of total sales. Net Sales of the Alcoholic Beverages segment decreased 21.2% in local currency, representing 3.8% of total sales.

COCA-COLA ANDINA
4Q24 EARNINGS RELEASE
www.koandina.com

Cost of sales increased 17.7%, while in local currency it increased 13.8%, which is mainly explained by (i) the higher sales volume, (ii) the devaluation of the Brazilian real over our dollarized costs, and (iii) a higher cost of concentrate due to price increases. This was partially offset by the shift in the mix towards lower unit cost products.

Distribution and Administrative Expenses increased 20.6% in the reporting currency, and in local currency they increased 16.3%, which is mainly explained by (i) higher freight expenses, due to the higher volume sold, (ii) higher labor costs, (iii) higher marketing expenses, and (iv) lower other operating income that are classified under this item.

The aforementioned effects, as well as the effect of translating figures into the reporting currency, led to an Operating Income of CLP 155,053 million, an increase of 42.6%. Operating Margin was 17.0%. In local currency, Operating Income increased 38.3%.

Adjusted EBITDA reached CLP 191,442 million, an increase of 36.7% over the previous year. Adjusted EBITDA Margin was 21.0%, an expansion of 225 basis points. In local currency Adjusted EBITDA increased 32.1%.

Chile

	FY23	FY24	Var %
	(Figures in million CLP)
Net Sales	1,191,974	1,245,018	4.5%
Operating Income	139,519	138,487	-0.7%
Adjusted EBITDA	184,450	189,565	2.8%

Sales Volume reached 311.5 million unit cases, an increase of 0.5%, explained by the volume increase in the Soft Drinks and Waters categories, partially offset by the decrease in the Juices and other non-alcoholic beverages and Beer and other alcoholic beverages categories. The Non-Alcoholic Beverages Segment represented 87.0% of total Sales Volume, and grew 0.6%, which was explained by the increase in the Soft Drinks and Waters categories, partially offset by the decrease in the Juices and other non-alcoholic beverages categories. The Alcoholic Beverages segment represented 13.0% of total sales volume and decreased 0.3%, explained by the decrease in the Beer category, partially offset by the increase in the Other alcoholic beverages category. Transactions amounted to 1,849.2 million, representing an increase of 2.0%.

Net Sales amounted to CLP 1,245,018 million, an increase of 4.5%, which is explained by a higher average price in the period, due to the price increases made, and to a lesser extent by the aforementioned increase in volume. Net Sales of the Non-Alcoholic Beverages segment increased 5.2%, representing 76.1% of total sales. Net Sales of the Alcoholic Beverages Segment increased 2.3%, representing 23.9% of total sales.

Cost of Sales increased 5.0%, which is mainly explained by (i) a shift in the mix towards higher unit cost products, (ii) a higher cost of sugar and (iii) the negative effect of the devaluation of the Chilean peso on our dollarized costs. This was partially offset by (i) a lower cost of Pet resin, and (ii) a lower cost of concentrate.

Distribution Costs and Administrative Expenses increased 5.7%, which is mainly explained by (i) a higher cost of labor and services provided by third parties, and (ii) a higher distribution expense.

The aforementioned effects led to an Operating Income of CLP 138,487 million, 0.7% lower when compared to the previous year. Operating Margin was 11.1%.

Adjusted EBITDA reached CLP 189,565 million, an increase of 2.8%. Adjusted EBITDA Margin was 15.2%, a contraction of 25 basis points.

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Paraguay

	FY23	FY24	Var %	FY23	FY24	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	223,841	282,065	26.0%	1,937,751	2,256,276	16.4%
Operating Income	54,722	65,249	19.2%	473,188	520,540	10.0%
Adjusted EBITDA	68,452	81,270	18.7%	592,351	648,755	9.5%

Sales volume reached 85.0 million unit cases, an increase of 9.6%, explained by the increase in volume in all categories. Transactions totaled 521.6 million, an increase of 9.2%.

Net Sales amounted to CLP 282,065 million, an increase of 26.0%. In local currency, Net Sales increased 16.4%, which is explained by the aforementioned increase in Sales Volume and a higher average price.

Cost of Sales increased 29.4% and in local currency they increased 19.7%, which is mainly explained by (i) the higher volume sold, (ii) a higher cost of sugar and fructose, and (iii) the shift in the mix towards higher unit cost products.

Distribution and Administrative Expenses increased 24.9% in the reported currency. In local currency, they increased 15.3%, which is mainly explained by (i) higher cost of labor and services provided by third parties, (ii) higher marketing expenses, and (iii) higher distribution expenses, due to higher sales volumes.

The aforementioned effects, as well as the effect of translating figures into the reporting currency, led to an Operating Income of CLP 65,249 million, 19.2% higher when compared to the previous year. Operating Margin reached 23.1%. In local currency Operating Income increased 10.0%.

Adjusted EBITDA reached CLP 81,270 million, 18.7% higher when compared to the previous year, and Adjusted EBITDA Margin was 28.8%, a contraction of 177 basis points. In local currency, Adjusted EBITDA increased 9.5%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expenses account recorded an expense of CLP 6,172 million, compared to an expense of CLP 8,247 million in the same quarter of the previous year, mainly due to higher net financial income from the restatement of PIS-COFINS loans in Brazil (CLP 8,155 million), which was partially offset by a lower cash level at the Corporate level and in Argentina.

Share of Profit or Loss from Investments Accounted for by the Equity Method went from a profit of CLP 2,721 million to a loss of CLP 862 million, which is mainly explained by lower results of subsidiaries in Chile.

Other Income and Expenses account recorded a profit of CLP 9,480 million, compared to a loss of CLP 1,282 million in the same quarter of the previous year, the difference being mainly explained by the extraordinary income generated this year as a result of the recognition of the PIS-COFINS loan in Brazil, in the amount of CLP 20,322 million.

Results by Adjustment Units and Exchange Rate Differences account went from a loss of CLP 10,665 million to a profit of CLP 4,359 million. This is mainly explained by lower losses in 2024 due to lower dollar liabilities in our subsidiary in Argentina.

Income Tax went from -CLP 30,255 million to -CLP 50,354 million, the variation is mainly explained by the higher operating income, as well as the tax associated with the recognition of PIS-COFINS credits in Brazil (CLP 10,149 million).

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CONSOLIDATED BALANCE

The following are the balances of Assets and Liabilities as of the closing date of these financial statements:

	12.31.2023	12.31.2024	Variation
Assets	million CLP	million CLP	million CLP
Current assets	981,771	1,013,196	31,425
Non-current assets	1,939,750	2,277,909	338,159
Total Assets	2,921,521	3,291,104	369,583

	12.31.2023	12.31.2024	Variation
Liabilities	million CLP	million CLP	million CLP
Current liabilities	692,871	906,144	213,273
Non-current liabilities	1,307,664	1,370,563	62,899
Total Liabilities	2,000,535	2,276,707	276,172

	12.31.2023	12.31.2024	Variation
Equity	million CLP	million CLP	million CLP
Non-controlling interests	34,695	37,988	3,293
Equity attributable to the owners of the controller	886,291	976,409	90,119
Total Equity	920,985	1,014,397	93,412

At the end of December 2024, with respect to the end of 2023, the Argentine peso and the Brazilian real depreciated against the Chilean peso by 12.4% and 12.6%, respectively, which generated a decrease in assets, liabilities and equity accounts, due to the effect of translation of figures to the reporting currency. On the other hand, the Paraguayan guarani appreciated against the Chilean peso by 5.3%, which generated an increase in the assets, liabilities and equity accounts, due to the effect of translation of figures to the reporting currency. Additionally, the figures for Argentina, in accordance with IAS 29, prior to the translation of figures, are adjusted for accumulated inflation as of the end of 2023, up to the closing currency of this report, increasing the figures in local currency by 117.7%.

Assets

Total assets increased by CLP 369,583 million, up 12.7% compared to December 2023.

Current assets increased by CLP 31,425 million, 3.2% over December 2023, which is mainly explained by the increase in Inventories (CLP 66,918 million) due to higher purchases of raw materials, spare parts and finished goods in our subsidiary in Argentina. In addition to the above increase, there was an increase in Trade and other current accounts receivable (CLP 33,939 million), mainly explained by higher trade accounts receivable balances in Argentina and higher trade accounts receivable in Chile and Paraguay. The aforementioned increases are partially offset by decreases in Cash and cash equivalents (-CLP 54,785 million) and Current tax assets (-CLP 25,637 million).

On the other hand, non-current assets increased by CLP 338,159 million, up 17.4% compared to December 2023, mainly due to the increase in Property, plant and equipment (CLP 225,385 million), which is explained by investments made (CLP 302,519 million), added to IAS 29 adjustments, which were partially offset by the Depreciation account and the negative effect of translation of figures. In addition to the above increase, there was an increase in Other non-current financial assets (CLP 76,104 million).

Liabilities and Equity

Total liabilities increased by CLP 276,172 million, up 13.8% compared to December 2023.

Current liabilities increased by CLP 213,273 million, by 30.8% compared to December 2023, mainly due to the increase in Other current non-financial liabilities (CLP 99,730 million), mainly explained by the recognition of a higher interim dividend. In addition to the above increase, there was an increase in Other current financial liabilities (CLP 57,333 million) due to the increase in bank obligations in Argentina and in Chile for Re-Ciclar S.A. and ECSA, and an increase in Trade and other current accounts payable (CLP 28,163 million), mainly in Brazil.

On the other hand, non-current liabilities increased by CLP 62,899 million, 4.8% compared to December 2023, mainly due to the increase in Deferred tax liabilities (CLP 44,498 million), due to the increase in the deferred liability for ICMS credit in Brazil, due to the exchange difference on debt in Brazil, added to the increase for fixed assets in Chile and Argentina. In addition, there was an increase in Other non-current financial liabilities (CLP 22,217 million), mainly due to the variation in UF and the exchange rate effect on certain of the company's bonds.

Equity increased by CLP 93,412 million, 10.1% compared to December 2023, explained by the increase in Accumulated earnings from profits obtained in the period (CLP 232,663 million), the restatement of equity balances in our subsidiary in Argentina in accordance with IAS 29 (CLP 155,142 million) and the distribution of dividends (-CLP 265,371 million). The increase in Accumulated earnings was partially offset by the decrease in Other reserves (-CLP 32,316 million) due to the negative effect of translation of figures of subsidiaries.

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FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(million USD)
Total Financial Assets	429
Cash and Cash Equivalent (1)	250
Other current financial assets (1)	73
Net valuation of Hedge Derivatives (2)	107

Financial Debt	1,125
Bonds on the international market	490
Bonds on the local market (Chile)	547
Bank Debt and Others	87

Net Financial Debt	695

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

(2) Considers the net effect of valuations in favor of and against hedge derivatives.

CURRENCY EXPOSURE (%)

	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	55%	41%
Unidad de Fomento (CLP indexed to inflation)	6%	41%
BRL (Brazil)	26%	14%
PGY (Paraguay)	9%	0%
ARS (Argentina)	3%	3%
USD (United States)	1%	1%
CHF (Switzerland)	0%	0%
Total	100%	100%

(3) Includes valuation of hedge derivatives.

RISK RATING
Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Standard & Poors	BBB
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

CASH FLOW

	12.31.2023	12.31.2024	Variation
Cash flow	million CLP	million CLP	million CLP	%
Operating	366,830	357,242	-9,588	-2.6%
Investment	-158,289	-289,853	-131,564	83.1%
Financing	-187,127	-119,758	67,369	-36.0%
Net Cash Flow for the period	21,415	-52,369	-73,783	-344.5%

During the current period, the Company generated a negative net cash flow of CLP 52,369 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 357,242 million, lower than the CLP 366,830 million recorded in the same period of 2023, mainly due to higher revenues other payments from operating activities.

Investing activities generated a negative cash flow of CLP 289,853 million, with a negative variation of CLP 131,564 million with respect to the previous period, which is mainly explained by a higher Capex in 2024 of CLP 98,834 million, added to lower redemptions of financial instruments regarding 2023 in the amount of CLP 32,000.

Financing activities generated a negative cash flow of CLP 119,758 million, with a positive variation of CLP 67,369 million with respect to the previous period, which is mainly explained by the payment in 2023 of a bond and its associated derivative, in addition to higher amounts from loans.

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MAIN INDICATORS

INDICATOR	Definition	Unit	Dec 24	Dec 23	Dec 24 vs Dec 23
LIQUIDITY
Current liquidity	Current Asset Current Liability	Times	1.1	1.4	-21.1%
Acid ratio	Current Asset – Inventory Current Liability	Times	0.8	1.1	-27.2%
ACTIVITY
Investment		Million CLP	302,519	222,620	35.9%
Inventory turnover	Cost of Sales Average Inventory	Times	7.3	6.7	9.1%
INDEBTEDNESS
Indebtedness ratio	Net Financial Debt* Total Equity*	Times	0.7	0.7	-0.9%
Financial exp. coverage	Adjusted EBITDA (12M) Financial Expenses* (12M) – Financial Income* (12M)	Times	12.7	13.6	-6.9%
Net financial debt / Adjusted EBITDA	Net Financial Debt Adjusted EBITDA (12M)	Times	1.2	1.4	-11.3%
PROFITABILITY
On Equity	Net Income Fiscal Year (12M) Average Equity	%	25.0%	19.7%	5.3 pp
On Total Assets	Net Income Fiscal Year (12M) Average Asset	%	7.5%	5.8%	1.7 pp

Liquidity

Current Liquidity showed a negative variation of 21.1% with respect to December 2023, explained by the increase in current liabilities (30.8%) which was greater than the increase in current assets (3.2%).

The Acid Ratio showed a decrease of 27.2% with respect to December 2023, for the reasons explained above in addition to the increase in inventories (28.7%) in the period. Current assets excluding inventories showed a decrease of 4.7% compared to December 2023.

Activity

At the closing of December 2024, investments amounted to CLP 302,519 million, which corresponds to an increase of 35.9% compared to the same period of 2023, mainly explained by higher productive investments (such as the brewery in Brazil).

Inventory turnover reached 7.3 times, showing an increase of 9.1% versus the same period of 2023, mainly explained by the 21.4% increase in cost of sales, which was higher than the increase in average inventory (11.3%) versus the same period of 2023.

Indebtedness

Indebtedness Ratio reached 0.7 times at the end of December 2024, which corresponds to a decrease of 0.9% compared to the end of December 2023. This is mainly due to the increase in total equity (10.1%), which was greater than the increase in net financial debt (9.1%).

The Financial Expense Coverage indicator shows a decrease of 6.9% when compared to December 2023, reaching a value of 12.7 times. This is explained by the fact that the increase in net financial expenses in the rolling 12-month period (32.1%) was higher than the increase in Adjusted EBITDA in the rolling 12-month period (23.0%).

*Definitions used are contained in the Glossary on page 16 of this document.

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Net Financial Debt/Adjusted EBITDA reached a value of 1.2 times at the end of December 2024, which represents a decrease of 11.3% compared to December 2023. This is due to an increase in Adjusted EBITDA of 23.0%, which was greater than the increase in net financial debt (9.1%).

Profitability

Return on equity reached 25.0%, 5.3 percentage points higher than the indicator measured in December 2023. This result is due to the increase in net income for the 12-month period (35.7%), which was higher than the increase in average equity (7.0%).

Return on Total Assets was 7.5%, 1.7 percentage points higher than the indicator measured in December 2023, explained by the increase in Net Income for rolling 12-month period (35.7%), which was higher than the increase in Average Assets (4.7%).

MACROECONOMIC INFORMATION

INFLATION

Accumulated FY24
Argentina*	117.68%
Brazil	4.83%
Chile	4.59%
Paraguay	3.78%

*Official inflation reported by the National Institute of Statistics and Censuses of Argentina (INDEC). It should be mentioned that the inflation used to restate Argentina's figures in accordance with IAS 29 corresponds to inflation estimated by the Central Bank of the Argentine Republic (in its Survey of Market Expectations report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation of the previous month (INDEC).

	Local currency/USD		CLP/local currency
	(Average exchange rate*)		(Average exchange rate*)
EXCHANGE RATES USED	4Q23	4Q24	4Q23	4Q24
Argentina	808.5	1,032.0	1.1	1.0
Brazil	4.95	5.84	180.80	165.01
Chile	896	964	N.A	N.A
Paraguay	7,391	7,832	0.12	0.12

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

	Local currency/USD		CLP/local currency
	(Average exchange rate*)		(Average exchange rate*)
EXCHANGE RATES USED	FY23	FY24	FY23	FY24
Argentina	808.5	1,032.0	1.1	1.0
Brazil	4.99	5.39	168.15	175.19
Chile	840	944	N.A	N.A
Paraguay	7,294	7,564	0.12	0.12

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

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Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

We cannot predict whether the Chilean economy will be significantly impacted by any protests or demonstrations, which have been violent on occasion in the past, or whether the public policies that the government implements in response to these demonstrations will have a negative impact on the economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks from pandemics such as COVID-19.

Pandemics pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business for an indefinite period of time, including due to shutdowns that may be requested or ordered by governmental authorities. In addition, we may experience disruptions in the supply of raw materials.

Pandemics and related governmental actions could adversely affect our business and results of operations, potentially in a material way.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Interim Dividend 234

On January 31, 2025, the Company will pay Interim Dividend 234: CLP 141.0 per Series A share; and CLP 155.1 per Series B share.

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GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

ADDITIONAL INFORMATION

STOCK EXCHANGES ON WHICH WE TRADE
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

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ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 57.8 million people, delivering 909.0 million unit cases or 5,161 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2024. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control, and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time, and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

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Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2024. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	October-December 2024					October-December 2023
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	90.4	96.0	56.8	25.6	268.7	83.2	88.8	53.5	22.8	248.4	8.2%
Transactions (Million)	548.8	503.5	253.3	154.6	1,460.2	494.5	475.0	252.4	139.3	1,361.3	7.3%

Net sales	364,914	253,094	252,408	84,428	952,043	332,474	243,604	129,595	69,230	773,552	23.1%
Cost of sales	(235,622)	(153,441)	(132,190)	(49,554)	(567,924)	(210,545)	(149,292)	(63,100)	(38,881)	(460,384)	23.4%
Gross profit	129,292	99,653	120,218	34,873	384,120	121,929	94,312	66,495	30,350	313,169	22.7%
Gross margin	35.4%	39.4%	47.6%	41.3%	40.3%	36.7%	38.7%	51.3%	43.8%	40.5%
Distribution and administrative expenses	(72,957)	(59,213)	(89,768)	(15,196)	(237,135)	(67,746)	(52,607)	(47,812)	(11,481)	(179,646)	32.0%

Corporate expenses (2)					(4,001)					(3,385)	18.2%
Operating income (3)	56,335	40,440	30,450	19,677	142,984	54,183	41,705	18,683	18,869	130,138	9.9%
Operating margin	15.4%	16.0%	12.1%	23.3%	15.0%	16.3%	17.1%	14.4%	27.3%	16.8%
Adjusted EBITDA (4)	69,823	49,200	43,559	23,597	182,178	66,340	49,284	24,169	22,662	159,070	14.5%
Adjusted EBITDA margin	19.1%	19.4%	17.3%	27.9%	19.1%	20.0%	20.2%	18.6%	32.7%	20.6%

Financial (expenses) income (net)					(6,172)					(8,247)	-25.2%
Share of (loss) profit of investments accounted for using the equity method					(862)					2,721	-131.7%
Other income (expenses) (5)					9,480					(1,282)	-839.3%
Results by readjustement unit and exchange rate difference					4,359					(10,665)	-140.9%

Net income before income taxes					149,788					112,665	33.0%

Income tax expense					(50,354)					(30,255)	66.4%

Net income					99,435					82,410	20.7%

Net income attributable to non-controlling interests					(838)					(1,670)	-49.8%
Net income attributable to equity holders of the parent					98,596					80,740	22.1%
Net margin					10.4%					10.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					104.2					85.3
EARNINGS PER ADS					625.0					511.8	22.1%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2024. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-December 2024					January-December 2023
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	311.5	339.8	172.6	85.0	909.0	309.9	300.9	194.2	77.6	882.6	3.0%
Transactions (Million)	1,849.2	1,787.8	791.9	521.6	4,950.5	1,813.2	1,642.4	926.3	477.8	4,859.6	1.9%

Net sales	1,245,018	909,678	798,447	282,065	3,224,233	1,191,974	745,383	460,338	223,841	2,618,437	23.1%
Cost of sales	(824,059)	(542,293)	(428,873)	(161,443)	(1,945,363)	(785,164)	(460,649)	(234,814)	(124,799)	(1,601,997)	21.4%
Gross profit	420,958	367,385	369,574	120,622	1,278,870	406,810	284,734	225,524	99,042	1,016,440	25.8%
Gross margin	33.8%	40.4%	46.3%	42.8%	39.7%	34.1%	38.2%	49.0%	44.2%	38.8%
Distribution and administrative expenses	(282,471)	(212,332)	(289,602)	(55,373)	(839,778)	(267,291)	(176,029)	(162,564)	(44,320)	(650,203)	29.2%

Corporate expenses (2)					(12,011)					(8,900)	35.0%
Operating income (3)	138,487	155,053	79,972	65,249	427,081	139,519	108,705	62,960	54,722	357,337	19.5%
Operating margin	11.1%	17.0%	10.0%	23.1%	13.2%	11.7%	14.6%	13.7%	24.4%	13.6%
Adjusted EBITDA (4)	189,565	191,442	127,926	81,270	578,192	184,450	140,090	86,016	68,452	470,108	23.0%
Adjusted EBITDA margin	15.2%	21.0%	16.0%	28.8%	17.9%	15.5%	18.8%	18.7%	30.6%	18.0%

Financial (expenses) income (net)					(41,454)					(33,892)	22.3%
Share of (loss) profit of investments accounted for using the equity method					998					2,716	-63.3%
Other income (expenses) (5)					(15,170)					(41,040)	-63.0%
Results by readjustement unit and exchange rate difference					(3,418)					(24,615)	-86.1%

Net income before income taxes					368,037					260,506	41.3%

Income tax expense					(133,393)					(85,994)	55.1%

Net income					234,644					174,511	34.5%

Net income attributable to non-controlling interests					(1,981)					(3,070)	-35.5%
Net income attributable to equity holders of the parent					232,663					171,441	35.7%
Net margin					7.2%					6.5%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					245.8					181.1
EARNINGS PER ADS					1,474.8					1,086.7	35.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2024.

(In local nominal currency of each period, except Argentina (3))

	October-December 2024				October-December 2023
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	90.4	96.0	56.8	25.6	83.2	88.8	53.5	22.8
Transactions (Million)	548.8	503.5	253.3	154.6	494.5	475.0	252.4	139.3

Net sales	364,914	1,535.5	261,410.7	684,552	332,474	1,348.7	260,519.2	572,666
Cost of sales	(235,622)	(930.3)	(136,904.9)	(401,836)	(210,545)	(826.5)	(126,847.3)	(321,528)
Gross profit	129,292	605.2	124,505.8	282,716	121,929	522.2	133,671.9	251,138
Gross margin	35.4%	39.4%	47.6%	41.3%	36.7%	38.7%	51.3%	43.9%
Distribution and administrative expenses	(72,957)	(359.7)	(92,969.6)	(123,286)	(67,746)	(291.1)	(96,113.7)	(94,578)

Operating income (1)	56,335	245.4	31,536.2	159,430	54,183	231.1	37,558.2	156,560
Operating margin	15.4%	16.0%	12.1%	23.3%	16.3%	17.1%	14.4%	27.3%
Adjusted EBITDA (2)	69,823	298.5	45,112.4	191,272	66,340	273.0	48,585.5	187,934
Adjusted EBITDA margin	19.1%	19.4%	17.3%	27.9%	20.0%	20.2%	18.6%	32.8%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2024 figures are presented in accordance to IAS 29, in December 2024 currency. 2023 figures are also presented in accordance to IAS 29, in December 2024 currency.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2024.

(In local nominal currency of each period, except Argentina (3))

	January-December 2024				January-December 2023
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	311.5	339.8	172.6	85.0	309.9	300.9	194.2	77.6
Transactions (Million)	1,849.2	1,787.8	791.9	521.6	1,813.2	1,642.4	926.3	477.8

Net sales	1,245,018	5,193.8	826,924.9	2,256,276	1,191,974	4,403.6	925,399.3	1,937,751
Cost of sales	(824,059)	(3,098.5)	(444,169.8)	(1,292,415)	(785,164)	(2,723.1)	(472,037.6)	(1,080,045)
Gross profit	420,958	2,095.3	382,755.1	963,861	406,810	1,680.5	453,361.7	857,707
Gross margin	33.8%	40.3%	46.3%	42.7%	34.1%	38.2%	49.0%	44.3%
Distribution and administrative expenses	(282,471)	(1,212.6)	(299,930.6)	(443,321)	(267,291)	(1,042.4)	(326,795.2)	(384,519)

Operating income (1)	138,487	882.7	82,824.5	520,540	139,519	638.1	126,566.5	473,188
Operating margin	11.1%	17.0%	10.0%	23.1%	11.7%	14.5%	13.7%	24.4%
Adjusted EBITDA (2)	189,565	1,090.1	132,488.6	648,755	184,450	825.0	172,914.8	592,351
Adjusted EBITDA margin	15.2%	21.0%	16.0%	28.8%	15.5%	18.7%	18.7%	30.6%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2024 figures are presented in accordance to IAS 29, in December 2024 currency. 2023 figures are also presented in accordance to IAS 29, in December 2024 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

			Variation %
ASSETS	12-31-2024	12-31-2023	12-31-2023
Cash + Time deposits + market. Securit.	325,486	370,969	-12.3%
Account receivables (net)	342,733	315,053	8.8%
Inventories	299,971	233,053	28.7%
Other current assets	45,007	62,695	-28.2%
Total Current Assets	1,013,196	981,771	3.2%

Property, plant and equipment	2,477,823	1,963,421	26.2%
Depreciation	(1,380,049)	(1,091,032)	26.5%
Total Property, Plant, and Equipment	1,097,774	872,389	25.8%

Investment in related companies	85,193	91,799	-7.2%
Goodwill	144,681	122,104	18.5%
Other long term assets	950,261	853,458	11.3%
Total Other Assets	1,180,135	1,067,361	10.6%

TOTAL ASSETS	3,291,104	2,921,521	12.7%

			Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	12-31-2024	12-31-2023	12-31-2023
Short term bank liabilities	56,401	1,501	3657.8%
Current portion of bonds payable	29,801	27,479	8.4%
Other financial liabilities	24,129	24,017	0.5%
Trade accounts payable and notes payable	551,451	524,958	5.0%
Other liabilities	244,362	114,917	112.6%
Total Current Liabilities	906,144	692,871	30.8%

Long term bank liabilities	0	13,404	-100.0%
Bonds payable	1,003,864	953,660	5.3%
Other financial liabilities	62,679	77,262	-18.9%
Other long term liabilities	304,020	263,338	15.4%
Total Long Term Liabilities	1,370,563	1,307,664	4.8%

Minority interest	37,988	34,695	9.5%

Stockholders' Equity	976,409	886,291	10.2%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,291,104	2,921,521	12.7%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	12-31-2024	12-31-2023
Chile	75,830	107,314
Brazil	115,079	54,082
Argentina	89,694	44,729
Paraguay	21,916	16,495
Total	302,519	222,620

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, January 28, 2025